<SUBMISSION>
<TYPE>	SC 13G
<DOCUMENT-COUNT>	1
<NOTIFY-INTERNET>	rrc@pt.com
<SROS> <SUBJECT-COMPANY>	NASD
<CIK>	0001003950
<NAME>	Performance Technologies, Incorporated
<IRS-NUMBER> </SUBJECT-COMPANY> <FILER>	16-1158413
<CIK>	0001103242
<CCC> </FILER> <DOCUMENT>	g3in@obw
<TYPE>	SC 13G
<DESCRIPTION> <TEXT>	SCHEDULE 13G


CUSIP No. 71376K 10 2(Page of 5 Pages)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Performance Technologies, Incorporated (Name of Issuer)

Common Stock, $.01 par value (Title of Class of Securities)

71376K 10 2

(CUSIP Number)


CUSIP No. 71376K 10 2(Page of 5 Pages)

13G

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Reginald T. Cable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

5 SOLE VOTING POWER - 1,054,352

NUMBER
OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 1,054,352

8 SHARED DISPOSITIVE POWER - 0

--------- -------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,069,352 (See Item 4 for disclaimer of beneficial ownership as to certain shares)

--------- -------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

--------- -------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%
--------- -------
12 TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a). Name of Issuer:

Performance Technologies, Incorporated

Item 1(b). Address of Issuer's Principal Executive Offices:

315 Science Parkway
Rochester, New York 14620

Item 2(a). Name of Person Filing:

Reginald T. Cable

Item 2(b). Address of Principal Business Office, or, if None, Residence:

150 Metcalfe Street, Suite 2201 Ottawa, Ontario, Canada K2P 1P1

Item 2(c). Citizenship:

Canada

Item 2(d). Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e). CUSIP Number:

71376K 10 2

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not Applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned: 1,069,352 shares

Such amount consists of:(A) 54,053 shares owned by
the Reporting Person directly; (B) 1,000,299
exchangeable shares of PTI's wholly-owned subsidiary,
3688283 Canada Inc., which are exchangeable into
shares of PTI Common Stock currently held by First
Union National Bank as Exchange Agent, Voting Trustee
and Escrow Agent, in the following amounts: (i)
60,059 shares that will be owned by the Reporting
Person directly; and (ii)940,240 shares that will be
owned by 3414850 Canada Inc., a corporation organized
under the laws of Canada, of which (a) the Reporting
Person is a 70% shareholder, and (b) a trust for the
benefit of the Reporting Person is a 30% shareholder;
and (C) 15,000 shares subject to a presently
exercisable option held by the Reporting Person.

(b) Percent of Class: 8.4%

(c) Number of shares as to which such person has:

  sole power to vote or to direct the vote: 1,054,352

  shared power to vote or to direct the vote: 0

  sole power to dispose or to direct the disposition of: 1,054,352 shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable


Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities refered to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2001	/s/ Reginald T. Cable
Reginald T. Cable

</TEXT>
</DOCUMENT>
</SUBMISSION>